December 1, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street, N.E.
Washington D.C. 20549
Attention: Ibolya Ignat
Mary Mast

Re:     2seventy bio, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 16, 2023
File No. 001-40791

Dear Ms. Ignat and Ms. Mast:

2seventy bio, Inc. (the “Company”) respectfully submits this letter in response to the comment letter dated November 22, 2023, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed March 16, 2023 (the “2022 Form 10-K”). Concurrently with the submission of this letter, the Company is filing an amendment to the 2022 Form 10-K (the “10-K Amendment”) and amendments to each of its Form 10-Qs for the quarters ended March 31, June 30, and September 30, 2023 (the "10-Q Amendments") with respect to the items contained therein that were the subject of the Staff’s comment. For your convenience, we have reproduced the Staff’s comment in italics below, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2022
Exhibits 31.1 and 31.2 , page 1
1.We note that the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting even though the transition period that allows for these omissions has ended. Please amend the filing to provide revised certifications. Please also assure that the paragraphs within the certifications are numbered since Item 601(b)(31) states that the certifications must be provided exactly as stated therein. Your section 302 certifications included in your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2023 should be similarly revised. You may file abbreviated amendments that are limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed with the 10-K Amendment revised Exhibits 31.1 and 31.2 to address the Staff’s comment. The Company has also filed with each of the 10-Q Amendments revised Exhibits 31.1 and 31.2 to address the Staff’s comment.
If you have any questions or require any additional information, please feel free to contact me at (617) 675-7270.

Sincerely,
/s/ Chip Baird

Chip Baird
Chief Operating Officer
2seventy bio, Inc

cc:    Teresa Jurgensen, Senior Vice President and General Counsel, 2seventy bio, Inc
    Greg Katz, Goodwin Procter LLP
    Yasin Akbari, Goodwin Procter LLP